UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Image International Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45249H108

(CUSIP Number)

January 18, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45249H108

1. Names of Reporting Persons. Herman Cheuk Kau Kwong

2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization Hong Kong, citizenship

5. Sole Voting Power 40,000,000
Number of Shares	6. Shared Voting Power
Beneficially
Owned by	0
Each Reporting Person With:	7. Sole Dispositive Power 40,000,000
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 9.66% (1)

12. Type of Reporting Person FI

(1)	Percentage is calculated on the basis of 414,059,000 shares of common stock outstanding as of January 22, 2018. The Reporting Person acquired these shares pursuant to the Share Exchange Agreement by and among Image International Group, Inc., a Nevada corporation, Tang Dynasty Investment Group Limited, a Hong Kong limited liability company, Hoi Ming Chan, who holds 100% of the issued and outstanding capital stock of Tang Dynasty before the transaction.

CUSIP No. 45249H108

ITEM 1.

(a) Name of Issuer:

Image International Group, Inc.

(b) Address of Issuer’s Principal Executive Offices:

Room 502-503, Fourseas Building

208-212 Nathan Road

Jordan, Kowloon, Hong Kong

ITEM 2.

(a) Name of Person Filing:

Herman Cheuk Kau Kwong

(b) Address of Principal Business Office, or if None, Residence:

Room 502-503, Fourseas Building

208-212 Nathan Road

Jordan, Kowloon, Hong Kong

(c) Citizenship:

Hong Kong

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number: 45249H108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

40,000,000

(b) Percent of class:

9.66% (1)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 40,000,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 40,000,000

(iv) Shared power to dispose or to direct the disposition of: 0

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

(1)	Percentage is calculated on the basis of 414,059,000 shares of common stock outstanding as of January 22, 2018

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2018
(Date)

(Signature)

/s/ Herman Cheuk Kau Kwong
Herman Cheuk Kau Kwong

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.